SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of August 2005

AIXTRON AKTIENGESELLSCHAFT

(Translation of registrant’s name into English)

Kackertstrasse

D-52072 Aachen

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached and incorporated by reference in this Form 6-K are the following exhibits:

Exhibit No.	Description
99.1	Press Release dated July 1, 2005

99.2	Ad Hoc Release dated July 1, 2005

99.3	Conference Call Second Quarter 2005 Transcript dated August 4, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIXTRON AG

	By	/s/ Paul K. Hyland
	Name:	Paul K. Hyland
	Title:	President and CEO

Date: August 5, 2005

	By	/s/ Wolfgang Breme
	Name:	Wolfgang Breme
	Title:	CFO